Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III

FBattaglia@stradley.com

215.564.8077

May 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Samantha Brutlag

Re:	BMT Investment Funds, File Nos. 333-216255 and 811-23234

Dear Ms. Brutlag:

On behalf of BMT Investment Funds (the “Trust”), this letter responds to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to the BMT Multi-Cap Fund, a series of the Trust, to the Registration Statement filed on Form N-1A with the SEC on February 27, 2017, under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended. The Staff’s comments are contained in your letter dated March 29, 2017.

We have summarized each of your comments below, in the order you provided them, and have set forth the Trust’s response immediately below each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

May 16, 2017

Prospectus

Cover Page

1.	Comment: Please provide the staff with the Fund’s ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.

Response: The Fund’s ticker symbol will be: BMTMX

Fee Table

2.	Comment: Please provide the staff with a completed fee table and expense example as soon as practicable.

Response: The Trust has included the completed fee table and expense example in the Fund’s Pre-Effective Form N-1A filing.

3.

Comment: Please confirm to the staff that the Expense Limitation Agreement referenced in footnote 3 to the fee table will be in effect for at least one year from the date the registration statement goes effective.

Response: The Trust confirms the Expense Limitation Agreement will be in effect for at least one year from the date the Registration Statement goes effective.

Principal Investment Strategies of the Fund

4.

Comment: The use of the word “multi-cap” in the name of the fund implies that the fund will invest in companies of any market capitalization. In the first paragraph of this section, the fund states that “[t]he Adviser will generally select securities with market capitalizations of $500 million or higher.” Please clarify in the disclosure whether this means that on occasion, the Adviser will select securities with market capitalizations lower than $500 million or that the Adviser will focus mostly on small capitalization securities. Furthermore, if the Adviser will focus on any particular market capitalization range within “$500 million or higher,” please specify.

Response: The Trust has revised the disclosure accordingly to state:

“The Adviser generally expects to have meaningful representation across the capitalization spectrum, and will typically select securities with market capitalizations of $500 million or higher.”

The Fund will generally not buy securities below $500, but securities in the Fund’s portfolio that decrease below $500 million in market cap may remain in the portfolio. Other than in excess of $500 million, there will be no particular focus in any particular market capitalization.

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

May 16, 2017

5.

Comment: On page 2, the prospectus states that “[t]he Fund may . . . invest up to 10% of its net assets in fixed income securities.” Please disclose the maturity and quality parameters for such securities.

Response: The Trust has revised the disclosure accordingly based on current SAI disclosure to state:

“The Fund may also invest up to 15% of its net assets in securities of other investment companies and up to 10% of its net assets in a wide range of fixed income securities of various maturities or durations. Fixed income securities in which the Fund may invest include investment grade debt securities and below investment grade debt securities (commonly known as “junk bonds” or “high yield bonds”).

Principal Investment Risks

6.	Comment: On page 3, the prospectus discusses a “New Fund Risk.” If the advisor is also new to managing funds, please consider adding a related risk.

Response: The Trust has added the disclosure accordingly in the summary and statutory Principal Investment Risks to state:

“New Adviser Risk. The Adviser is a newly registered investment adviser and has not previously managed a mutual fund. Thus, there is no track record of managing a mutual fund from which the Adviser can be evaluated. There can be no assurance that the Adviser will achieve its goals for managing the Fund.”

Investment Objective, Principal Investment Strategies and Related Risks

7.

Comment: On page 5, the prospectus states that “[u]nder normal market conditions, the Fund will seek to invest in equity securities which include common stocks, preferred stocks and convertible securities” but does not mention that the Fund will invest “at least 80% of its net assets (including any borrowings for investment purposes) in equity securities of publicly traded companies” as mentioned on page 2 in the summary prospectus. Please discuss the Fund’s 80% policy in the Principal Investment Strategies section on page 5.

Response: The Trust has revised the disclosure accordingly in the Principal Investment Strategies section on page 5 to begin:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in equity securities of publicly traded companies. The equity securities in which the Fund will seek to invest in include common stocks, preferred stocks and convertible securities. BMT Investment Advisers (the “Adviser”) will select investments for the Fund which it believes are currently undervalued in the market.”

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

May 16, 2017

8.

Comment: On page 8, the Fund includes “Investment Company Risk” as a principal risk, however, this risk is omitted from the Principal Investment Risks in the summary prospectus on pages 2–3. If the Fund considers “Investment Company Risk” to be a principal investment risk, please include it in the summary prospectus, and discuss in the Principal Investment Strategies sections that the Fund may invest in other investment companies; if not, please delete it from page 8.

Response: The Trust has added the disclosure accordingly in the summary Principal Investment Risks to state:

“Investment Company Risk. The Fund bears all risks associated with the investment companies (including exchange-traded funds) in which it invests, including the risk that an investment company will not successfully implement its investment strategy or meet its investment objective. The Fund also bears its pro rata portion of an investment company’s total expenses, in addition to the Fund’s own expenses, and therefore the Fund’s total expenses may be higher than if it invested directly in the securities held by the investment company.”

Management of the Fund

9.

Comment: On page 9, the prospectus states that “Ernest Cecilia is Chief Investment Officer at BMT Investment Funds (‘BMT’). He has held that position since [2012].” Since the registrant, BMT Investment Funds, is a new entity and has the same name, please further clarify “BMT.”

Response: The Trust has revised the disclosure accordingly to indicate Mr. Cecilia is Chief Investment Officer at Bryn Mawr Trust.

Financial Highlights

10.	Comment: In this section, the prospectus refers to multiple funds. Because this prospectus appears to cover only one fund—the BMT Multi-Cap Fund—please revise this section to reflect that.

Response: The Trust has revised the disclosure accordingly.

Part C—Other Information

11.	Comment: Please confirm to the staff that the Fund will file the Expense Limitation Agreement as an exhibit to the registration statement.

Response: The Trust confirms that the Fund will file the Expense Limitation Agreement as an exhibit to the Registration Statement.

Ms. Samantha Brutlag

U.S. Securities and Exchange Commission

May 16, 2017

* * *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Fabio Battaglia Fabio Battaglia

cc:     Lori Buchanan Goldman

          Stephen M. Wellman